UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Rosetta Genomics Ltd.

On October 24, 2017, Rosetta Genomics Ltd. (the “Company”) received a notification letter from the NASDAQ Stock Market indicating that the Company’s stockholders’ equity as reported in the Company’s Report on Form 6-K as filed with the Securities and Exchange Commission (the “SEC”) on October 10, 2017, no longer meets the minimum amount of $2,500,000 required for continued inclusion on The NASDAQ Capital Market (“NASDAQ”) pursuant to NASDAQ Listing Rule 5550(b)(1).

The Company has 45 calendar days to submit a specific plan to NASDAQ to attempt to achieve and regain compliance with the minimum stockholders’ equity requirement. The Company plans to submit such a plan to NASDAQ.  There is no assurance that NASDAQ will accept the Company's plan to satisfy the stockholders' equity requirement.  If the plan is accepted, NASDAQ may provide the Company up to 180 calendar days from the date of the notification for the Company to regain compliance.

If, after the completion of its review, NASDAQ determines that the Company has not presented a plan that adequately addresses the stockholders' equity issue, NASDAQ will provide written notice that the Company's securities will be subject to delisting from The NASDAQ Capital Market. In that event, the Company may appeal the decision to a NASDAQ Hearings Panel. In the event of an appeal, the Company's securities would remain listed on The NASDAQ Capital Market pending a decision by the Hearings Panel following the hearing.

Although the Company plans to submit a compliance plan to NASDAQ and, if accepted, will seek to demonstrate compliance within the required time period, there is no assurance that NASDAQ will accept the Company’s compliance plan, nor that the Company could achieve compliance with its proposed plan in the required time.

The information contained in this Report (including the exhibits hereto) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-163063, 333-171203, 333-172655, 333-177670, 333-185338, 333-207697 and 333-210366, and Form S-8, File Nos. 333-141525, 333-147805, 333-165722 and 333-191072, to the extent not superseded by documents or reports subsequently filed or furnished.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: October 30, 2017	By:	/s/ Kenneth Berlin
Kenneth Berlin Chief Executive Officer and President